SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the year ended December 31, 2006

Commission File Number 1-5828

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION

(Name of issuer of the securities held

pursuant to the plan)

2 Meridian Drive

Treeview Corporate Center

Wyomissing, Pennsylvania 19610

(Address of principal executive

office of the issuer)

Financial Statements and Exhibits

(a)	Financial Statements

The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)	Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION

INDEX TO FINANCIAL STATEMENTS

FORM 11-K ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Savings Plan of Carpenter Technology Corporation

Reading, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Carpenter Technology Corporation (the “Plan”) as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings Plan of Carpenter Technology Corporation as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As further described in Note 2, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 in 2006.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP

Reading, Pennsylvania

June 27, 2007

Savings Plan of Carpenter Technology Corporation

Statements of Net Assets Available for Benefits

(Dollars in Thousands)

December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value	$401,773	$351,769
Contributions receivable
Salary deferral	419	—
Participant	38	—
Company basic	174	—

	631	—

Net assets reflecting all investments at fair value	402,404	351,769
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	985	987

Net assets available for benefits	$403,389	$352,756

See notes to financial statements.

Savings Plan of Carpenter Technology Corporation

Statements of Changes in Net Assets Available for Benefits

(Dollars in Thousands)

Years Ended December 31, 2006 and 2005

	2006	2005
Investment Income
Net appreciation in fair value of investments	$42,252	$16,249
Interest and Dividends	13,822	10,857

	56,074	27,106

Contributions
Salary deferral	10,507	9,014
Participant	1,005	1,100
Rollover	1,762	642
Company basic	4,953	4,594

	18,227	15,350

Benefits paid to participants	(23,501)	(27,933)
Administrative expenses	(167)	(70)
Transfer to successor Trustee	—	(7,058)

Net increase	50,633	7,395

Net assets available for benefits - beginning of year	352,756	345,361

Net assets available for benefits - end of year	$403,389	$352,756

See notes to financial statements.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2006 and 2005

Note 1 - Description of Plan

The following description of the Savings Plan of Carpenter Technology Corporation (the “Plan”) provides only general information. A more comprehensive description of the Plan’s provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation, or any participating affiliate (collectively referred to as the “Company”).

General

The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic non union employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Transfer

One of the Company’s subsidiaries, Carpenter Specialty Products Corporation, was sold effective June 30, 2005. Pursuant to the sale, the assets of the participants, having a fair market value of $7,058,000, were transferred to a successor trustee in 2005.

Contributions

Each year, participants may contribute up to 35% of annual compensation on a pretax basis (known as salary deferral contributions), and up to 35% of annual compensation on an after-tax basis (known as participant contributions), as defined in the Plan. The combined contributions cannot exceed 35% of total compensation. Participants who are age 50 or older may make “catch-up contributions”, which are additional pretax contributions. Participants may also contribute amounts representing distributions from other qualified pension plans (known as rollovers). The Company contributes an amount equal to 3% of each employee’s base pay (known as company basic contributions). Contributions are subject to certain limitations.

Participant’s Accounts

Several accounts are maintained for each participant which are credited with contributions and Plan net earnings on funds invested within the respective accounts, as follows:

Employee pretax salary deferral account - credited with salary deferral contributions on a before tax basis, which are participant directed;

Employee after tax account - credited with participant contributions after tax, which are participant directed;

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2006 and 2005

Note 1 - Description of Plan (Continued)

Participant’s Accounts (Continued)

Company basic contribution account - credited with Company contributions which are participant directed;

Rollover contribution account - credited with rollover contributions, which are participant directed;

Inter-plan transfer accounts - credited with transfers from other Carpenter Plans, which are participant directed;

Profit sharing account - credited with Company profit sharing contributions made prior to 1988, which were non-participant directed. No further contributions may be made to this account, and participants are able to transfer amounts to other investment funds;

Prior plan money purchase plan account - consists of monies transferred from the Retirement Plan of Talley Metals, which are participant directed and not eligible for loan or withdrawal.

Vesting

All contributions and Plan earnings thereon are 100% vested and nonforfeitable.

Investment Funds

The Plan maintains various investment funds. Each participant may designate separately the investment fund or funds in which their monies are to be invested.

Participant Loans

Loans are available from various participant accounts in a particular hierarchy for active employees of the Company. Participants are subject to certain restrictions on their number of loans, amount and terms of repayment. Interest is charged at the prime rate for commercial lenders at the time the loan is initiated, plus 1%. Loan repayments are required with each pay, and payment in full is required at the time of the participant’s separation from service.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2006 and 2005

Note 1 - Description of Plan (Continued)

Benefits Paid to Participants

Benefits paid to participants include participant distributions and withdrawals. Participants are entitled to a lump sum distribution upon separation from service. Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000. The total distribution of benefits to all separated participants must occur by April 15 of the year following the year in which the participant attains age 70-1/2. Hardship and non-hardship in-service withdrawals are permitted subject to certain restrictions. Upon reaching age 59-1/2, the following hierarchy applies to withdrawals: (1) Rollover account, (2) Profit sharing account, (3) Employee pre-tax account, (4) Company basic contribution account, (5) Inter-plan transfer accounts. The Money purchase plan account is not available for withdrawal until retirement. Benefits paid to participants are in cash, except that distribution of accounts which consist of investments in the Carpenter Technology Stock Fund shall be made in shares of the Company’s common stock or cash, at the participant’s option.

Administrative Expenses

Investment management fees, trustee fees, and transaction fees are paid by the Plan. A portion of these fees are netted against investment income. All other fees are paid by the Company.

Plan Termination

The Company has the right under the Plan to discontinue or change its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

The Plan adopted Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) in 2006. As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The effect of adoption of the 2006 and 2005 financial statements was a reduction in the value of investments of $985,000 and $987,000, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies are stated at fair value, by reference to quoted market prices. Participant loans are valued at cost, which approximates fair value.

The common collective trust funds are valued at unit value, which represents fair value of the underlying assets. The fair value of the underlying assets which are deemed fully benefit-responsive investment contracts is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)

Purchases and sales of investments are recorded on a trade-date basis. Gain or loss on sales of investments is based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The net appreciation or depreciation in the fair value of investments in the statements of changes in net assets available for benefits consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Payment of Benefits

Benefits are recorded when paid.

Investment Risks

Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in participant account balances, and in the statements of net assets available for benefits.

Note 3 - Investments

The following table presents fair value of investments at December 31 (in thousands):

	2006	2005
Registered investment companies, at fair value, as determined by quoted market prices	$267,429	$214,664
Common stock, at fair value, as determined by quoted market prices	45,099	44,757
Common collective trust, at fair value	78,985	81,637
Participant loans, at cost, which approximates fair value	10,260	10,711

	$401,773	$351,769

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2006 and 2005

Note 3 - Investments (Continued)

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31 (in thousands):

	2006	2005
Standish Mellon Stable Value Fund	$78,985	$81,637
Vanguard 500 Index Fund	71,428	66,039
Carpenter Technology Stock Fund	45,099	44,757
Dodge & Cox Stock Fund	34,602	26,278
Dreyfus Midcap Value Fund	*	21,151
American Balanced Fund	20,396	20,546
American Funds EuroPacific Growth Fund	28,012	*
Vanguard Mid-Cap Index Fund	23,729	*

*	Fund does not represent 5% or more of the Plan’s net assets at December 31 of the year indicated.

During 2006 and 2005, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year) appreciated in value by $42,252,000 and $16,249,000, respectively, as follows (in thousands):

	2006	2005
Common stock	$20,331	$10,173
Registered investment companies	21,921	6,076

	$42,252	$16,249

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2006 and 2005

Note 4 - Standish Mellon Stable Value Fund

The Plan invests in the Standish Mellon Stable Value Fund (the “Fund”), which is a common collective trust fund. This fund is only available to participants of the Plan. The underlying assets at December 31 are as follows (in thousands):

2006	Major Credit Ratings	Investment at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value	Investment at Contract Value
Insurance Company General Accounts:
Canada Life (P46145)	AA/Aa3	$1,982	$—	$13	$1,995
Canada Life (P46151)	AA/Aa3	1,378	—	7	1,385
IXIS Financial Products, Inc.	AA+/Aa1	16,178	(3)	264	16,439
Monumental Life Aegon (MDA00572TR)	AA+/Aa1	17,170	3	224	17,397
Ohio National	AA/A1	2,527	—	15	2,542
Principal Life	AA/Aa2	2,527	—	13	2,540
Protective Life	AA/Aa3	2,543	—	12	2,555

		44,305	—	548	44,853

Other (Buy-Hold Synthetic Contracts):
Rabobank (CRS050301)	AAA/Aaa	7,306	4	117	7,427
Bank of America, N.A.	AAA/Aaa	11,045	1	246	11,292
JP Morgan Chase Bank (Cartech03)	AAA/Aaa	2,459	—	9	2,468
JP Morgan Chase Bank (Cartech02)	AAA/Aaa	740	—	(5)	735
Monumental Life Aegon (MDA00201TR3)	AAA/Aaa	792	—	(13)	779
UBS AG	AAA/Aaa	9,257	1	82	9,340

		31,599	6	436	32,041

Interest Bearing Cash:
Mellon Bank (STIF)	N/A	3,012	—	—	3,012

		3,012	—	—	3,012

Common Collective Trust:
Mellon Stable Value Fund	AA+/Aa1	63	—	1	64

		63	—	1	64

Total Standish Mellon Stable Value Fund		$78,979	$6	$985	$79,970

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2006 and 2005

Note 4 - Standish Mellon Stable Value Fund (Continued)

2005	Major Credit Ratings	Investment at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value	Investment at Contract Value
Insurance Company General Accounts:
Canada Life (P46145)	AA/Aa3	$1,992	$—	$16	$2,008
Canada Life (P46151)	AA/Aa3	2,052	—	16	2,068
IXIS Financial Products, Inc.	AA+/Aa1	15,265	2	217	15,484
Monumental Life Aegon (MDA00572TR)	AA+/Aa1	15,303	8	185	15,496
Ohio National	AA/A1	2,510	—	49	2,559
Principal Life	AA/Aa2	2,520	—	37	2,557
Protective Life	AA/Aa3	2,535	—	36	2,571
GE Capital Assurance Co.	AA-/Aa3	1,296	—	—	1,296
Metropolitan	AA/Aa2	1,259	—	—	1,259
Monumental Life Aegon (MDA00234FR)	AA/Aa3	468	—	—	468

		45,200	10	556	45,766

Other (Buy-Hold Synthetic Contracts):
Rabobank (CRS050301)	AAA/Aaa	6,078	6	168	6,252
Bank of America, N.A.	AAA/Aaa	11,277	6	252	11,535
JP Morgan Chase Bank (Cartech03)	AAA/Aaa	3,181	1	(1)	3,181
JP Morgan Chase Bank (Cartech02)	AAA/Aaa	1,029	—	(18)	1,011
Monumental Life Aegon (00201TR3)	AAA/Aaa	1,197	—	(34)	1,163
Rabobank (CRS100001)	AAA/Aaa	1,052	—	(53)	999
UBS AG	AAA/Aaa	9,257	4	110	9,371

		33,071	17	424	33,512

Interest Bearing Cash:
Mellon Bank (STIF)	N/A	2,693	—	—	2,693

		2,693	—	—	2,693

Common Collective Trust:
Mellon Stable Value Fund	AA+/Aa1	646	—	7	653

		646	—	7	653

Total Standish Mellon Stable Value Fund		$81,610	$27	$987	$82,624

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2006 and 2005

Note 4 - Standish Mellon Stable Value Fund (Continued)

As described in Note 2, because a portion of the underlying investments of the Fund are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to those underlying investments of the Fund. Contract value, as reported to the Plan, represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the underlying investments of the Fund. The crediting interest rate is based on a formula agreed upon with the various issuers. The fully benefit-responsive investments have minimum crediting interest rates. The minimum crediting interest rates reset periodically.

Certain events limit the ability of the Plan to transact at contract value with the various issuers. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The underlying fully benefit-responsive investment contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates.

Average Yields:	2006	2005
Based on actual earnings	4.58%	4.54%
Based on interest rate credited to participants	4.61%	4.51%

Note 5 - Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 21, 2003, that the Plan and related trust as of February 20, 2002 are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2006 and 2005

Note 6 - Related Party and Party-in-Interest Transactions

Certain Plan investments in 2006 and 2005 were shares of registered investment companies managed by Vanguard Fiduciary Trust Company (“VFTC”), an affiliate of The Vanguard Group, and trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan in 2006 and 2005 for investment management services amounted to $110,000 and $42,000, respectively.

Participants may elect to invest in the common stock of the Plan Sponsor. These transactions qualify as related party and party-in-interest transactions. Total purchases at market value related to the stock for 2006 and 2005 were $45,145,000 and $33,674,000, respectively. Total sales at market value related to the stock for 2006 and 2005 were $65,134,000 and $48,804,000, respectively.

Note 7 - Subsequent Event

Subsequent to December 31, 2006, approximately $63,815,000 in assets were transferred to the Plan as a result of the Company’s decision to spin off and merge into the Plan, a portion of the Employee Stock Ownership Plan of Carpenter Technology Corporation, a qualified plan.

Savings Plan of Carpenter Technology Corporation

Schedule of Assets (Held at End of Year)	EIN: 23-0458500
Form 5500 - Schedule H - Line 4i	PN: 020
December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value

	Standish Mellon Stable Value Fund	Common Collective Trust (“CCT”)
	Canada Life (P46145)	CCT (Insurance Company General Assets)	N/A	$1,982,000
	Canada Life (P46151)	CCT (Insurance Company General Assets)	N/A	1,378,000
	IXIS Financial Products, Inc.	CCT (Insurance Company General Assets)	N/A	16,175,000
	Monumental Life Aegon (MDA00572TR)	CCT (Insurance Company General Assets)	N/A	17,173,000
	Ohio National	CCT (Insurance Company General Assets)	N/A	2,527,000
	Principal Life	CCT (Insurance Company General Assets)	N/A	2,527,000
	Protective Life	CCT (Insurance Company General Assets)	N/A	2,543,000
	Rabobank	CCT (Other: Buy-Hold Synthetic Contracts)	N/A	7,310,000
	Bank of America, N.A.	CCT (Other: Buy-Hold Synthetic Contracts)	N/A	11,046,000
	JP Morgan Chase Bank (Cartech03)	CCT (Other: Buy-Hold Synthetic Contracts)	N/A	2,459,000
	JP Morgan Chase Bank (Cartech02)	CCT (Other: Buy-Hold Synthetic Contracts)	N/A	740,000
	Monumental Life Aegon (MDA00201TR3)	CCT (Other: Buy-Hold Synthetic Contracts)	N/A	792,000
	UBS AG	CCT (Other: Buy-Hold Synthetic Contracts)	N/A	9,258,000
	Mellon Bank (STIF)	CCT (Interest Bearing Cash)	N/A	3,012,000
	Mellon Stable Value Fund	CCT (Common Collective Trust)	N/A	63,000

				78,985,000
	American Balanced Fund	Registered Investment Company	N/A	20,396,000
	American Funds EuroPacific Growth Fund	Registered Investment Company	N/A	28,012,000
	Dodge & Cox Stock Fund	Registered Investment Company	N/A	34,602,000
	Dreyfus Midcap Value Fund	Registered Investment Company	N/A	17,464,000
	PIMCO Total Return Fund	Registered Investment Company	N/A	14,162,000
	TRP Spectrum Growth Fund	Registered Investment Company	N/A	2,795,000
*	Vanguard 500 Index Fund	Registered Investment Company	N/A	71,428,000
*	Vanguard Explorer Fund	Registered Investment Company	N/A	1,808,000
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	N/A	23,729,000
*	Vanguard PRIMECAP Fund	Registered Investment Company	N/A	3,698,000
*	Vanguard Prime Money Market Fund	Registered Investment Company	N/A	11,069,000
*	Vanguard Small-Cap Index Fund	Registered Investment Company	N/A	13,428,000
*	Vanguard Small-Cap Value Index Fund	Registered Investment Company	N/A	6,439,000
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	N/A	779,000
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	N/A	9,501,000
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	N/A	3,866,000
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	N/A	1,803,000
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	N/A	1,943,000
*	Vanguard Target Retirement Income Fund	Registered Investment Company	N/A	507,000
*	Carpenter Technology Stock Fund	Company Stock Fund	N/A	45,099,000
*	Participant Loans	Loans to Participants interest rate range 5.0% to 10.5%	—	10,260,000

				$401,773,000

*	Party-in-Interest

**	Historical cost has not been presented as all investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION (Name of Plan)

Date: June 27, 2007	By:	/s/ Richard L. Simons
Richard L. Simons
Vice President and Corporate Controller/Acting Chief Financial Officer

EXHIBIT INDEX

Exhibit Number
23.1	Consent of Independent Registered Public Accounting Firm